[redacted]

SEC
Mail Processing
Section

MAR 05 2012

Washington, DC
123

12014561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: High Securities, Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1853 William Penn Way
(No. and Street)

Lancaster (City) PA (State) 17605-0008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derry Young 717 299 5284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

Suite 301, 1869 Charter Lane (Address) Lancaster (City) PA (State) 17601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derry Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ~~High Securities, Ltd.~~, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Registered Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Lori Ann Dively, Notary Public
Lower Allen Twp., Cumberland County
My Commission Expires Sept. 13, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Sworn to and subscribed before me

this 3 day of January 2012

Commonwealth of Pennsylvania

County of Cumberland

ParenteBeard

Independent Auditors' Report

To the Board of Directors
High Securities, Ltd.

We have audited the accompanying balance sheet of High Securities, Ltd. (a Pennsylvania S-Corporation) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to the Rule17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Securities, Ltd. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ParenteBeard LLC

Lancaster, Pennsylvania
February 20, 2012

Balance Sheet
December 31, 2011 and 2010

	2011	2010
Assets		
Current Assets		
Cash and cash equivalents	$ 56,703	$ 80,039
Accounts receivable - High Associates	-	4,667
Prepaid expenses	822	1,543
Total Assets	$ 57,525	$ 86,249
Liabilities & Stockholder's Equity		
Current Liabilities		
Accrued expenses	$ 18,836	$ -
Total Current Liabilities	18,836	-
Stockholder's Equity		
Common stock, $0.01 par value - 10,400 shares authorized and issued	104	104
Paid-in capital	189,001	189,001
Accumulated deficit	(124,021)	(76,461)
Less - cost of treasury stock (3,016 shares)	(26,395)	(26,395)
Total Stockholder's Equity	38,689	86,249
Total Liabilities & Stockholder's Equity	$ 57,525	$ 86,249

See notes to financial statements.

Statement of Operations
Years Ended December 31, 2011 and 2010

	2011	2010
Revenue		
Interest	$ 257	$ 706
Professional services	28,000	28,000
Total Revenue	28,257	28,706
Expenses		
Legal and professional	54,915	13,522
Office and administrative	15,022	15,014
Regulatory fees	5,880	4,869
Total Expenses	75,817	33,405
Net Loss	$ (47,560)	$ (4,699)

See notes to financial statements.

High Securities, Ltd.

Statement of Changes in Stockholder's Equity
Years Ended December 31, 2011 and 2010

	Common Stock - Common Shares	Common Stock	Paid-in Capital	Accumulated Deficit	Treasury Stock - Common Shares	Cost of Treasury Stock - Common	Total
Balances - December 31, 2009	10,400	$ 104	$ 189,001	$ (71,762)	3,016	$ (26,395)	$ 90,948
Net loss	-	-	-	(4,699)	-	-	(4,699)
Balances - December 31, 2010	10,400	104	189,001	(76,461)	3,016	(26,395)	86,249
Net loss	-	-	-	(47,560)	-	-	(47,560)
Balances - December 31, 2011	10,400	$ 104	$ 189,001	$ (124,021)	3,016	$ (26,395)	$ 38,689

See notes to financial statements.

Statement of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows from Operating Activities		
Net loss	$ (47,560)	$ (4,699)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in accounts receivable - High Associates	4,667	(4,667)
Decrease in prepaid expenses	721	200
Decrease in accounts payable - High Associates	-	(554)
Increase in accrued expenses	18,836	-
Net Cash Used in Operating Activities	(23,336)	(9,720)
Net Decrease in Cash and Cash Equivalents	(23,336)	(9,720)
Cash and Cash Equivalents - Beginning of Year	80,039	89,759
Cash and Cash Equivalents - End of Year	$ 56,703	$ 80,039

See notes to financial statements.

Note 1 - Company Operations

The Company was formed on October 17, 1985, for the purpose of registering as a broker-dealer selling interests in direct participation and capital raising programs. The Company sells these interests primarily to individual investors in the Mid-Atlantic states on behalf of related parties.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of Rules 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more designated bank accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments in highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at face value, which approximates fair value. Accounts are reviewed periodically for collectibility, and uncollectible amounts are charged to earnings.

Income Taxes

By consent of its stockholder, the Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or state corporate income taxes on its income. The stockholder is liable for individual federal and state income taxes on the Company's taxable income. Consequently, no provision for income taxes has been presented in the financial statements. There are no differences between the tax basis of the Company's assets and liabilities and the amounts reported in the financial statements.

Note 2 - Summary of Significant Accounting Policies - Continued

Income Taxes - Continued

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statement of operations. As of December 31, 2011 and 2010, the Company has no material unrecognized tax benefits or accrued interest and penalties.

Years that remain open for potential review by the Internal Revenue Service and Pennsylvania Department of Revenue are 2008 through 2010.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for either 2011 or 2010 and, consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company had net capital of $37,867 and $80,039, respectively, which was $32,867 and $75,039 in excess of its required net capital of $5,000 in 2011 and 2010, respectively. The Company's aggregate indebtedness to net capital ratio was .497 to 1 in 2011 and .000 to 1 in 2010.

Note 5 - Related Party Transactions

High Securities, Ltd. has a contract with a related party to receive various administrative services. Total expenses related to this contract were $15,000 each year for 2011 and 2010. In addition, the Company reimburses the related party for any direct expenses incurred on its behalf. At December 31, 2011 and 2010, the amounts payable to the related party for administrative services and direct expense reimbursement were $0.

High Securities, Ltd. has an agreement with a related party to maintain, and provide upon request, up-to-date lists of potential investors in capital raising programs. Total revenue under this agreement amounted to $28,000 each year for 2011 and 2010. At December 31, 2011 and 2010, the amounts receivable from the related party were $0 and $4,667, respectively. This agreement was terminated effective December 31, 2011.

The agreements between the Company and related party are not the result of arms-length negotiations.

Note 6 - Cash Risk

At times during the years ended December 31, 2011 and 2010, cash balances may have exceeded the federally insured limit of $250,000. As of December 31, 2011 and 2010, bank balances did not exceed FDIC coverage.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011 and 2010

Schedule I

	2011	2010
Total Stockholder's Equity	$ 38,689	$ 86,249
Non-allowable assets:		
Accounts receivable - High Associates	-	(4,667)
Prepaid expenses	(822)	(1,543)
Net Capital	$ 37,867	$ 80,039
Aggregate Indebtedness - Total Liabilities	$ 18,836	$ -
Computation of Basic Net Capital Requirement - Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$ 5,000	$ 5,000
Net Capital in Excess of Minimum Requirement	$ 32,867	$ 75,039
Ratio of Aggregate Indebtedness to Net Capital	.497 to 1	.000 to 1

Statement Pursuant to Rule 17a-5(d)(4)

Since there are no differences between the net capital computation on Part II A of the Company's Form X-17A-5 and the net capital computed above, reconciliation is not necessary.

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011 and 2010

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011 and 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Schedule III

Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011 and 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

ParenteBeard

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
High Securities, Ltd.

In planning and performing our audit of the financial statements of High Securities, Ltd. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
High Securities, Ltd.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Lancaster, Pennsylvania
February 20, 2012

High Securities, Ltd.

Financial Statements

December 31, 2011 and 2010

Table of Contents
December 31, 2011 and 2010